Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

JCorriero@stradley.com

215.564.8528

May 31, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)

File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

On April 27, 2017, you provided initial comments to Post-Effective Amendment No. 31, Amendment No. 33, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on March 27, 2017, to register shares of the Virtus Enhanced U.S. Equity ETF series of the Trust (the “Fund”). On May 26, 2017, we filed correspondence responding to those comments (the “Initial Response Letter”). On May 30, 2017, you provided one additional comment in response to the Initial Response Letter and, therefore, I am writing to respond to that additional comment. I have reproduced your comment below, followed by our response.

1.	If the Fund has the ability to borrow for investment purposes, we believe that you should indicate as part of the Fund’s 80% Names Rule policy disclosed in the prospectus that assets are based on net assets “plus the amount of any borrowings for investment purposes.”

RESPONSE: The Trust confirms that the requested disclosure will be added to the Fund’s 80% Names Rule policy in the prospectus.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero